(Translation) 82-188

03 MAR 25 AM 7:21

March 10, 2003

To the Shareholders:

SUPPL

Notice of the 164th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that the 164th Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially requested to be present at such meeting.

Yours very truly,

03007740

Koichiro Aramaki
President

Kirin Brewery Company, Limited
10-1, Shinkawa 2-chome,
Chuo-ku, Tokyo

It is to be added that since you are entitled to exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying "Information Relating to Exercise of Voting Rights" and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal by March 27, 2003.

Description

Date and hour of meeting:

March 28 (Friday), 2003, at 10:00 a.m.

Place of meeting:

Head Office of the Company
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo

Matters forming the objects of the meeting:

Matters to be reported:

Report on the business report, balance sheet and statement of income for the 164th business term (from January 1, 2002 to December 31, 2002).

Matters to be resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 164th business term.

Proposition No. 2: Partial amendment to the Articles of Incorporation.

An outline of the proposition is as set forth in the "Information Relating to Exercise of Voting Rights" from page 37 to page 41.

Proposition No. 3: Acquisition by the Company of its own shares.

An outline of the proposition is as set forth in the "Information Relating to Exercise of Voting Rights" on page 41.

Proposition No. 4: Election of 5 Directors.

Proposition No. 5: Election of 3 Statutory Auditors.

Proposition No. 6: Revision of remuneration for Directors.

Proposition No. 7: Granting of retirement payments to retiring Directors and retiring Statutory Auditors.

\- - - - - - -

(In attending the meeting, please present the enclosed voting form to a receptionist.)

(Attached documents)

BUSINESS REPORT

(For the period from January 1, 2002 to December 31, 2002)

1. Overview of business activities:

(1) Developments and results of business activities:

During the term under review, while corporate earnings picked up slightly, private spending remained weak due to the severer employment environment and the prolonged deflation. Thus, the Japanese economy remained in a persistent recession.

In the beer and *happo-shu* (or sparkling malt liquor) industry, sales of *happo-shu* continued to expand rapidly as one new product after another hit the stand. However, against the background of the prolonged economic slump and consumers' diversifying preferences, total sales of beer and *happo-shu* decreased slightly in comparison with those in the previous term. Total sales of low-alcohol beverages, such as *chu-hi* (or premixed cocktails), on the other hand, showed a further considerable growth in comparison with the previous term. In the liquor and wine industry, total sales of wines increased slightly over the previous term, while total sales of whiskies decreased sharply from the previous term, adversely affected by the beleaguered market for restaurant and bar use. In the pharmaceutical industry, national health insurance drug prices were reduced and sales in the domestic market leveled off.

Under these circumstances, the Company, to perfect its three-year plan "2001 Medium-Term Management Plan (KG21 Action Plan)" which started in 2001, has thoroughly reviewed its business activities from the perspectives of its corporate philosophy "Commitment to Customers" and "Commitment to Quality" and has exerted its efforts to shore up support from consumers through more solid cooperation among the Kirin Group, placing a top priority on strengthening competitiveness of its mainstay domestic alcoholic beverage business.

The Company's total sales volume of *happo-shu* and *chu-hi* for the term increased and that of pharmaceuticals slightly increased, while that of beer decreased. Consequently, sales amounted to ¥999.9 billion (down 2.8% from the previous term). With regard to earnings, though adversely affected by price reductions of *happo-shu*, due to its company-wide efforts to reduce costs, including selling expenses and costs of its plants, ordinary income and net income totaled ¥53.8 billion (up 20.8%) and ¥26.3 billion (up 36.1%), respectively.

Alcoholic Beverage Business Division

To meet further diversifying consumers' needs, the Company has taken a comprehensive approach to the low-alcohol beverage market, which covers beer, *happo-shu* and canned *chu-hi*, etc. and presented various new values in terms of products and marketing. Furthermore, the Company has made inroads into the growing *shochu* (or distilled spirits) market, whereby building up its operating base to further develop its comprehensive alcoholic beverage business.

With regard to beer and *happo-shu*, the Company has enhanced the image of "Kirin Lager Beer" as a modern authentic beer. "Kirin Classic Lager" has enjoyed a higher reputation, specifically in the market for restaurant and bar use and recorded a substantial increase in sales over the previous term. With regard to "Kirin Ichiban Shibori <Draft>", the Company has launched Japan's first home draft beer system "Kirin <Tarunama> Hoshiki", which has enjoyed a very good reputation as the presentation of a new way of drinking beer at home. Additionally, "Kirin Maribana Ichiban Shibori <Draft>", which was launched in a limited volume in November 2002, also has retained popularity. "Kirin Tanrei <Draft>" has continued to win support as the brand to lead the *happo-shu* market. "Tanrei Green Label", which was launched as a presentation to meet customers' health preferences, has become a record hit in the light beer and *happo-shu* category. Furthermore, "Gokunama", which was developed to meet consumers' need for *happo-shu* in terms of taste and price, has achieved much more satisfactory results than originally projected. As a new beer product, the Company started to test-market "Maroyaka Kôbo" through certain retailers in Tokyo in July 2002 and it has acquired a good reputation as an unfiltered beer with living yeast to be delivered in cold storage.

Consequently, sales of beer and *happo-shu* for the term under review amounted to 2,521,547 kiloliters in volume (down 1.6% from the previous term), totaling ¥873.9 billion (down 5.9%). Sales of beer amounted to 1,436,754 kiloliters in volume (down 14.0%), totaling ¥578.2 billion (down 13.9%). Sales of *happo-shu* amounted to 1,084,793 kiloliters in volume (up 21.6%), totaling ¥295.7 billion (up 15.0%).

Sales of "Kirin Chu-hi Hyoketsu" jumped to total 133,751 kiloliters in volume (up 261.9% from the previous term), due to the addition of new flavors of oranges and ume apricots to its line-up and the launch of a winter-only line "Apple Nouveau" and has become a top brand in the canned *chu-hi* category in a year after its debut. In November 2002, the Company launched a new Hyoketsu-brand product "Kirin Hyoketsu Straight 21", which belongs in a new category of casual clear liquor, in the Tokyo metropolitan area and other limited areas.

With regard to liquors and wines, etc. on the momentum of the acquisition of global business of "Four Roses" and the exclusive sales right in Japan of "Chivas Regal" and other branded items which were owned by Seagram, the Company has implemented measures to expand sales by focusing on its flagship products and extended lines of wines. Additionally, the Company has launched a 100% barley premium *shochu* "Kirin Mugi Shochu Pure Blue" in the Tokyo metropolitan area and other limited areas, whereby making new inroads into the *shochu* market. Furthermore, in April 2002, the Company acquired the shares of Eishogen Co., Ltd. and started to market products in December 2002, whereby carrying a fuller line of Chinese liquors and other items. Consequently, while sales of wines increased over the previous term, total sales of liquors and wines for the term under review amounted to ¥30.5 billion (down 3.3% from the previous term) due to the beleaguered market for restaurant and bar use.

With regard to sales and marketing, the Company has integrated the marketing functions of the previous Kirin-Seagram Ltd. into the Group Headquarter to materialize an integrated marketing strategy in its comprehensive alcoholic beverage business as a whole. The Company has taken the initiative in the Japanese alcoholic beverage industry to implement a chilled-product dealership system to establish a distribution chain that allows the Company to offer added values in terms of the preservation of the freshness to consumers. Additionally, to

accelerate its effort to cultivate the growing mass-sale market, the Company has incorporated Kirin Communication Stage Inc. to principally engage in point-of-sales activities at mass-sale stores, which has started operations in the Tokyo metropolitan area.

As for production, the Company has completed the refurbishing of its Toride Brewery and Okayama Brewery to improve productivity. At its Okayama Brewery and Kirin Beverage Corporation's Shonan Plant, the production of "Kirin Chu-hi Hyoketsu" has been started.

As for logistics, the Company has completed the integration of logistics for liquors and has started to integrate the regional logistics functions with Kirin Beverage Corp. Consequently, the Company has improved the efficiencies of logistics operations of the Kirin Group as a whole.

As a result, total sales of the alcoholic beverage business division amounted to ¥942.5 billion (down 3.1% from the previous term).

As for overseas beer business, in Australia, its group company, Lion Nathan Ltd. continued to show strong performance. In March 2002, the Company completed the equity participation in San Miguel Corporation, the Philippines' largest beer company. In May 2002, the Company, with the cooperation of Lion Nathan Ltd. in production, launched a new product "KIRIN Bar BEER" in Taiwan. Thus, the Company has exerted its efforts to materialize the synergy effect of the Group to develop its business, focusing on Asia and Oceania and on profitability.

Pharmaceuticals Business Division

The Company, in cooperation with Sankyo Co., Ltd., has continued activities to provide medical institutions with information on its "ESPO", a medicine for the treatment of renal anemia, and "GRAN", a medicine for the treatment of leukopenia. The Company has strongly promoted exclusive marketing in Japan of "Rocaltrol Injection", a medicine for secondary hyperparathyroidism. Also, in August 2002, the Company launched prefilled syringes of GRAN and exerted its efforts to expand sales thereof.

With regard to research and development, the Company has accelerated the development of "KRN321", ESPO's second generation and obtained the approval of the manufacture of prefilled syringes of ESPO. In the field of human anti-body pharmaceuticals, the Company has succeeded in developing cloned calves producing human antibodies, in a joint research and development project with Hematech, LLC of the United States. In the field of cell therapy, the Company has commenced clinical tests of "APC8020" targeting multiple myeloma and applied for the approval of imports of "AM9802", cell therapeutic equipment. Thus, the Company has produced results steadily.

As a result, sales of the pharmaceuticals business division amounted to ¥47.2 billion (up 0.5% from the previous term) though national health insurance drug prices were reduced during the term under review.

Others

As for the agribio business, in September 2002, the Company, in a joint venture with

Dole Japan, Ltd. and its affiliates, incorporated Flower Season Co., Ltd., a general flower wholesaler, to make inroads into the mass-sale market that is expected to expand in the future. In October 2002, to build up the base of its carnation business, the Company through its wholly owned subsidiary Barberet & Blanc S.A. of Spain purchased from R. Shemi Ltd. of Israel its rights to breeds and goodwill, etc.

With regard to the nutrient food & feed business, in its seasonings department, in April 2002, Takeda-Kirin Foods Corporation launched operations steadily. In its dietary supplement department, the Company has aggressively launched new products, including "Kirin Beer Yeast" series, whereby increasing profitability.

(2) Plant and equipment investment and fund raising:

Plant and equipment investment for the term under review amounted to ¥25.7 billion on a payment basis, a decrease of ¥18.5 billion as compared with the previous term.

Major facilities completed during the term under review and under construction or contemplation as of the end of the said term are as follows:

1) Major facilities completed during the term under review:
(Alcoholic Beverage Business Division)

Toride Brewery:	Partial removal and new construction of beer and *happo-shu* brewing facilities
Okayama Brewery:	Partial removal and new construction of beer and *happo-shu* brewing facilities and new construction of liqueur production facilities

2) Major facilities under construction or contemplation as of the end of the term under review:
(Alcoholic Beverage Business Division)

Fukuoka Brewery:	Partial removal and new construction of beer and *happo-shu* brewing facilities

(Pharmaceuticals Business Division)

Takasaki Pharmaceutical Plant:	Addition of pharmaceuticals manufacturing facilities and new construction of pharmaceutical research facilities

(Others)

Real estate business:	Hiroshima Brewery Site Development Project (commercial complex tentatively called "Diamond City Kirin Hiroshima Shopping Center")

With regard to fund raising, for the purpose of investment and lending funds, the Company issued its 6th unsecured straight bonds in the aggregate amount of ¥40 billion (due in March 2009 with the interest rate of 1.20% per annum), in March 2002, and obtained long-term loan of ¥20 billion from a financial institutions. Additionally, the Company obtained a short-term loan of ¥12 billion from Kirin Lease Co., Ltd. for the purpose of effective use of funds within the Kirin Group. The Company made no capital increase during the term under review.

The aggregate amount of loans payable, including bonds, was ¥153.5 billion as of the end of the said term, an increase of ¥71.0 billion as compared with that as of the end of the previous term.

(3) Future challenges to the Company:

With its "2001 Medium-Term Business Plan (KG21 Action Plan)" expiring at the end of the current term (January 1, 2003 to December 31, 2003), the Company intends to continue to promote more solid cooperation within the Kirin Group to complete the plan. For that purpose, based on the stronger base of its domestic alcoholic beverage business, among others, accomplished in 2002, the Company will exert its efforts to further reduce costs with the aim of building up a more solid corporate structure that will allow the Company to secure constant profits. Additionally, with its new corporate slogan, the Company, through any and all activities of the Kirin Group, will present values that may enrich consumers' lives.

In the domestic alcoholic beverage business, the Company will invest resources strategically in the growth categories, including *happo-shu*, *chu-hi*, *shochu* and wines to further strengthen the base of its general alcoholic beverage business and launch market-creating products by which the Company presents new and attractive values to consumers. To respond to the changes in the market, including an increase of taxes on *happo-shu* and the easing of liquor sales and retail license requirements, the Company will further improve its distribution chain and marketing system and strengthen its marketing capabilities.

By product, the Company will launch new *happo-shu* lines "Tanrei Alpha" and "Namakuro" and a new beer line "Kirin Lager Blue Label", as well as "Maroyaka Kôbo"

(4) Operating results and state of assets and explanations thereof:

Item	161st term (Jan. 1, 1999 - Dec. 31, 1999)	162nd term (Jan. 1, 2000- Dec. 31, 2000)	163rd term (Jan. 1, 2001- Dec. 31, 2001)	164th term (Jan. 1, 2002- Dec. 31, 2002)
Sales	¥1,107,013 million	¥1,066,719 million	¥1,028,403 million	¥999,920 million
Ordinary income	¥65,548 million	¥67,325 million	¥44,580 million	¥53,831 million
Net income	¥30,710 million	¥31,484 million	¥19,382 million	¥26,380 million
Net income per share	¥30.08	¥31.73	¥19.69	¥26.96
Net assets	¥622,539 million	¥665,439 million	¥691,878 million	¥679,770 million
Net assets per share	¥620.99	¥675.91	¥702.83	¥703.18
Total assets	¥1,166,696 million	¥1,175,289 million	¥1,251,755 million	¥1,280,112 million

(Notes) 1. Up to the 162nd business term, net income per share for the term has been calculated on the basis of the average of the total number of shares issued and outstanding during the term. Since the 163rd business term, net income per share for the term has been calculated on the basis of the average of the total number of shares issued and outstanding during the term, minus the number of shares of treasury stock.

2. Up to the 162nd business term, net assets per share have been calculated on the basis of the total number of shares issued and outstanding at the end of the term. Since the 163rd business term, net assets per share have been calculated on the basis of the total number of shares issued and outstanding at the end of the term, minus the number of shares of treasury stock.

The 161st term:

Sales of *happo-shu* increased substantially, while sales of beer declined. Consequently, total sales decreased. The reductions of cost of raw materials, costs of the plants and depreciation, etc. more than offset increased selling expenses. As a result, net income amounted to ¥30.7 billion.

The 162nd term:

Sales of *happo-shu* and pharmaceuticals increased, while sales of beer declined. Consequently, total sales decreased. Despite such decreased sales and increased cost of raw materials, etc., due to the reductions of selling expenses and valuation loss of investment securities, etc., net income amounted to ¥31.4 billion.

The 163rd term:

Sales of pharmaceuticals increased, while sales of beer and *happo-shu* declined. Consequently, total sales decreased. Due to such decreased sales and increased selling expenses, etc., net income amounted to ¥19.3 billion.

The 164th term:

As described in **"(1) Developments and results of business activities"** above.

2. Outline of the Company (as of December 31, 2002 unless noted otherwise):

(1) Description of main business:

The Company's main business is the production and sale of alcoholic beverages and pharmaceuticals, etc. and its principal products by business category are as follows:

Business division	Principal Products
Alcoholic beverages	Kirin Lager Beer Kirin Ichiban Shibori <Draft> Kirin Classic Lager Kirin Akiaji Budweiser Heineken, Kirin Tanrei <Draft> Tanrei Green Label Gokunama Kirin Chu-hi Hyoketsu Chivas Regal Four Roses Martell Boston Club Two Dogs
Pharmaceuticals	"ESPO", medicine for treatment of renal anemia, "GRAN", medicine for treatment of leukopenia

(2) Major business offices, plants, etc.:

1) Head office: 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
Harajuku office: 26-1, Jingumae 6-chome, Shibuya-ku, Tokyo

2) Regional sale & marketing divisions (10 divisions)

Name	Location	Name	Location
Hokkaido Regional Sale & Marketing Div.	Sapporo-shi	Hokuriku Regional Sale & Marketing Div.	Kanazawa-shi
Tohoku Regional Sale & Marketing Div.	Sendai-shi	Kinkiken Regional Sale & Marketing Div.	Osaka-shi
KanShin'etsu Regional Sale & Marketing Div.	Saitama-shi	Shikoku Regional Sale & Marketing Div.	Takamatsu-shi
Shutoken Regional Sale & Marketing Div.	Chuo-ku, Tokyo	Chugoku Regional Sale & Marketing Div.	Fuchu-cho, Aki-gun, Hiroshima
Tokai Regional Sale & Marketing Div.	Nagoya-shi	Kyushu Regional Sale & Marketing Div.	Fukuoka-shi

(Note) As of April 8, 2002, the KanShin'etsu Regional Sale & Marketing Division was relocated from Chuo-ku, Tokyo to Saitama-shi.

3) Plants (12 plants)

Name	Location	Name	Location
Chitose Brewery	Chitose-shi	Hokuriku Brewery	Matsuto-shi
Sendai Brewery	Sendai-shi	Shiga Brewery	Taga-cho, Inukami-gun, Shiga
Tochigi Brewery	Takanezawa-machi, Shioya-gun, Tochigi	Kobe Brewery	Kobe-shi
Toride Brewery	Toride-shi	Okayama Brewery	Seto-cho, Akaiwa-gun, Okayama
Yokohama Brewery	Yokohama-shi	Fukuoka Brewery	Amagi-shi
Nagoya Brewery	Shinkawa-cho, Nishikasugai-gun, Aichi	Takasaki Pharmaceutical Plant	Takasaki-shi

4) Laboratories (4 laboratories)

Name	Location	Name	Location
Pharmaceutical Research Laboratories	Takasaki-shi	Plant Laboratory	Kitsuregawa-machi, Shioya-gun, Tochigi
Pharmaceutical Development Laboratories	Maebashi-shi	Central Laboratories for Key Technology	Yokohama-shi

5) Hop management center

Name	Location
Iwate Hop Management Center	Esashi-shi

(3) State of shares:

1) Total number of shares authorized to be issued by the Company: 1,732,026,000 shares

2) Total number of issued shares: 984,508,387 shares
(No change from the end of the previous business term)

3) Number of shareholders: 164,225 persons
(Up 2,854 persons from the end of the previous business term)

4) Major shareholders (top ten):

Name of shareholder	Number of shares held by the shareholder		Company's investment in the shareholder	
	(thousand shares)	ratio of voting rights (%)	(thousand shares)	ratio of voting rights (%)
The Meiji Mutual Life Insurance Company	44,697	4.7	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	36,942	3.9	-	-
The Mitsubishi Trust and Banking Corporation	29,707	3.1	-	-
Japan Trustee Service Bank, Ltd. (Trust account)	25,025	2.6	-	-
Isono Shokai, Limited	23,272	2.5	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	21,668	2.3	-	-
Mizuho Corporate Bank, Ltd.	18,353	1.9	-	-
Shinsei Bank, Limited	18,353	1.9	-	-
Meidi-Ya Co., Ltd.	14,279	1.5	30	0.9
Nippon Life Insurance Company	12,069	1.3	-	-

(Notes)

1. The numbers of shares are shown by disregarding any fractions of 1,000 shares.

2. In addition as listed above, the Company holds its own shares, accounting for 17,795 thousand shares.

3. As of April 1, 2002, The Dai-ichi Kangyo Bank, Limited, The Fuji Bank, Limited and The Industrial Bank of Japan, Limited were consolidated and reorganized as Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. Consequently, 18,353 thousand shares of the Company held by The Dai-ichi Kangyo Bank, Limited are currently held by Mizuho Corporate Bank, Ltd.

(4) Acquisition and possession of the Company's own shares:

1) Acquisition of the Company's own shares:

Acquisition in accordance with the resolution as provided for in Article 210, paragraph 1 of the Commercial Code of Japan:

Ordinary shares	15,935,000 shares
Total acquisition price	¥12,185,355,000

Acquisition by purchase of less-than-one-unit shares:

Ordinary shares	1,769,485 shares
Total acquisition price	¥1,356,708,869

2) Possession of the Company's own shares as of December 31, 2002:

Ordinary shares	17,795,001 shares

(5) State of employees:

Classification	Number of employees (persons)	Increase/decrease as compared with the end of previous term (persons)	Average age (years)	Average length of service (years)
Male	5,045	-171	42.0	18.9
Female	1,301	- 23	34.7	13.2
Total	6,346	- 194	40.5	17.8

(Note) The above number excludes employees seconded by the Company and temporary employees but includes employees seconded to the Company

(6) State of important subsidiaries and other important business combinations:

1) State of important consolidated subsidiaries:

Company name	Location	Capitalization	Ratio of voting rights held by the Company (including indirect holding)	Description of principal business
Kirin Beverage Corp.	Chiyoda-ku, Tokyo	¥8,416 million	59.3%	Production and sale of soft drinks
Hokkaido Kirin Beverage Corp.	Sapporo-shi	¥80 million	80.0%	Sale of soft drinks

Company name	Location	Capitalization	Ratio of voting rights held by the Company (including indirect holding)	Description of principal business
VIVAX Co., Ltd.	Hiroshima-shi	¥490 million	80.0%	Production and sale of soft drinks
Kirin MC Danone Waters Co.,Ltd.	Chiyoda-ku, Tokyo	¥1,500 million	51.0%	Import, production and sale of mineral water
Eishogen Co., Ltd.	Shinagawa-ku, Tokyo	¥90 million	99.9%	Production and sale of Chinese liquors
Nagano Tomato Co., Ltd.	Matsumoto-shi	¥711 million	44.0%	Production and sale of foods, production of drinks, etc. under contract
Kirin Logistics Corp.	Shibuya-ku, Tokyo	¥504 million	99.2%	Cargo transportation by automobiles
Kirin Engineering Co., Ltd.	Yokohama-shi	¥1,000 million	100%	Engineering for food related industries, etc.
Kirin Techno-System Corp.	Yokohama-shi	¥1,590 million	100%	Manufacture and sale of various kinds of automatic inspection machines
Kirin Dining Co., Ltd.	Shibuya-ku, Tokyo	¥510 million	100%	Operation of restaurants
Kirin-Asupro Corp.	Chuo-ku, Tokyo	¥1,200 million	100%	Manufacture of dietary supplement under contract
Takeda-Kirin Foods Corp.	Chuo-ku, Tokyo	¥5,000 million	51.0%	Production and sale of seasoning, etc.
Yokohama Arena Co., Ltd.	Yokohama-shi	¥13,000 million	53.8%	Management and operation of event facilities
Kirin International Trading Inc.	Shibuya-ku, Tokyo	¥100 million	100%	Import-export of foods

Company name	Location	Capitalization	Ratio of voting rights held by the Company (including indirect holding)	Description of principal business
Yokohama Akarenga Co., Ltd.	Yokohama-shi	¥2,090 million	71.8%	Management and operation of commercial establishments
Kirin Lease Co., Ltd.	Shibuya-ku, Tokyo	¥10 million	100%	Lease of PCs and office equipment, etc.
Lion Nathan Ltd.	Sydney, New South Wales, Australia	A$436,086 thousand	46.1%	Production and sale of beer
Kirin Australia Pty. Ltd.	Perth, Western Australia, Australia	A$12,000 thousand	100%	Production and sale of beer malts
Zhuhai Kirin President Brewery Co., Ltd.	Zhuhai, Guandong, China	U.S.$74,000 thousand	60.0%	Production and sale of beer
Raymond Vineyard & Celler, Inc.	Saint Helena, California, U.S.A.	U.S.$21,720 thousand	100%	Production and sale of wines
Four Roses Distillery LLC	Lawrenceburg, Kentucky, U.S.A.	U.S.$60,000 thousand	100%	Production of bourbon whiskeys
The Coca-Cola Bottling Company of Northern New England, Inc.	Bedford, New Hampshire, U.S.A.	U.S.$930 thousand	100%	Production and sale of soft drinks
Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd.	Shanghai, China	U.S.$29,800 thousand	70.0%	Production and sale of pharmaceuticals
Kirin Agribio EC B.V.	Maasland, Zuid-Holland, The Netherland	€18,877	100%	General control of flower related business in Europe, etc.

Company name	Location	Capitalization	Ratio of voting rights held by the Company (including indirect holding)	Description of principal business
Twyford International Inc.	Santa Pola, California, U.S.A.	U.S.$222 thousand	93.9%	Production and sale of tissue culturing seeds

(Note) The ratio of voting rights of Kirin-Asupro Corporation held by the Company has reached 100% (from 90% as of December 31, 2001) as Kirin-Asupro Marketing Corporation, which has held 10% of the voting rights of Kirin-Asupro Corporation, has become a subsidiary of the Company by the acquisition by the Company of additional shares of Kirin-Asupro Marketing Corporation.

2) State of important equity-method affiliated companies:

Company name	Location	Capitalization	Ratio of voting rights held by the Company	Description of principal business
Kirin Distillery Co., Ltd.	Gotemba-shi	¥5,617 million	50.0%	Production of liquors, etc.
Kinki Coca-Cola Bottling Co., Ltd.	Settsu-shi	¥10,948 million	40.5%	Production and sale of soft drinks
Koiwai Dairy Products Co., Ltd.	Chiyoda-ku, Tokyo	¥495 million	50.0%	Production and sale of milk and dairy products, etc.
Yonekyu Corporation	Numazu-shi	¥8,634 million	20.1%	Sales of meat and production and sale of processed meat products
San Miguel Corporation	Mandaluyong City, Metro Manila, the Philippines	₱ 15,921 million	15.6%	Production and sales of beers
Kirin-Amgen, Inc.	Thousand Oaks, California, U.S.A.	U.S.$10	50.0%	Research and development of pharmaceuticals

(Note) As of July 1, 2002, Kirin-Seagram Co., Ltd. changed its trade name to Kirin Distillery Co., Ltd. and moved to Gotemba-shi from Chuo-ku, Tokyo.

3) Developments and results of business combinations:

Kirin MC Danone Waters Co., Ltd., a joint venture established by a subsidiary of the Company Kirin Beverage Corp., Group Danone and Mitsubishi Corporation, has become a consolidated subsidiary of the Company as from the term under review.

As of April 3, 2002, the Company acquired 1,699,000 shares of Eishogen Co., Ltd., which has become a consolidated subsidiary of the Company as from the term under review.

Takeda-Kirin Foods Corporation, a joint venture established by the Company and Takeda Chemical Industries, Ltd., has become a consolidated subsidiary of the Company as from the term under review.

Yokohama Akarenga Co., Ltd., which launched operations on April 12, 2002, has become a consolidated subsidiary of the Company as from the term under review.

Four Roses Distillery LLC, which launched operations on February 19, 2002, has become a consolidated subsidiary of the Company as from the term under review.

As of March 6, 2002, the Company acquired 442,560,000 shares of San Miguel Corporation, which has become an equity-method affiliated company of the Company as from the term under review.

The Company has 305 consolidated subsidiaries and 17 equity-method affiliated companies. The consolidated sales for the term amounted to ¥1583.2 billion (up 1.4% from the previous business term) and the consolidated net income amounted to ¥32.5 billion (up 40.7%).

4) State of major business affiliations:

Company name	Description of affiliation
Heineken Japan K.K.	Production and sale under contract of Heineken Beer
Sankyo Co., Ltd.	Sale of pharmaceuticals
Anheuser-Busch, Inc.	Production and sale of Budweiser Beer Production and sale of Kirin Beer for the U.S.
Zhuhai Kirin President Brewery Co., Ltd.	Production and sale of Kirin Beer for China
Pernod Ricard Co., Ltd.	Sale of liquors, etc.
Diageo Plc.	Sale of liquors, etc.

(Note) The business affiliation with Kirin-Seagram Co. Ltd. for the sale of imported liquors, etc. terminated as of February 28, 2002. As of March 1, 2002, the Company commenced the import and sale of liquors, etc., based on the distributorship agreements with Pernod Ricard Co., Ltd. and Diageo Plc., respectively.

(7) Names of Directors and Statutory Auditors and their positions and responsibilities in the Company or their major occupations:

Title	Name	Position
Chairman: (Representative Director)	Yasuhiro Satoh	-
President: (Representative Director)	Koichiro Aramaki	-
Senior Managing Director: (Representative Director)	Yoshiyuki Morioka	President of Production Div. and responsible for Purchasing Dept. and Real Estate Business Div.
Senior Managing Director:	Kunpei Kitamura	Responsible for Research & Development Dept., Quality Assurance Dept. and Environmental & Social Affairs Dept.
Senior Managing Director:	Naomichi Asano	President of International Beer Div. and responsible for Affiliated Companies Dept.
Managing Director:	Hideo Chida	President of Sales & Marketing Div. and responsible for Customer Relations Dept.
Managing Director:	Kouhei Fukami	General Manager of Shutoken Regional Sale & Marketing Div.
Managing Director:	Yoshikazu Arai	Responsible for Finance & Accounting Dept., Internal Audit Dept., Information System Dept. and Business Operation Control Dept.
Managing Director:	Takeshi Shigenaga	General Manager of Kinkiken Regional Sale & Marketing Div.
Managin Director:	Shozo Sawada	President of Logistics Div. and responsible for Personnel Dept., Legal Dept. and General Affairs Dept.
Director:	Kenjiro Hata	Director and Chairman of The Meiji Mutual Life Insurance Company
Director:	Satoru Kishi	Counselor of The Bank of Tokyo-Mitsubishi, Ltd.
Director:	Yuji Tateishi	President of Real Estate Business Div.
Director:	Sumiyoshi Kito	General Manager of Sendai Brewery

Title	Name	Position
Director:	Minoru Murakami	General Manager of Kobe Brewery
Director:	Akira Negami	General Manager of Production and Quality Control Dept., Production Div.
Director:	Toshihiko Hagihara	General Manager of Nagoya Brewery
Director:	Hideo Fujisawa	General Manager of Yokohama Brewery
Director:	Kazuyasu Kato	Vice President of Sales & Marketing Div. and General Manager of Sales Dept., Sales & Marketing Div.
Director:	Kiyoaki Nakazawa	General Manager of Sales Development Dept., Sales & Marketing Div.
Director:	Katsuhiko Asano	President of Pharmaceutical Div.
*Director:	Takeshi Shimazu	General Manager of Toride Brewery
*Director:	Kenichiro Kanegae	Deputy General Manager of Shutoken Regional Sale & Marketing Div. and General Manager of Tokyo Regional Head Office, Shutoken Regional Sale & Marketing Div.
*Director:	Kazuhiro Satoh	General Manager of Finance & Accounting Dept.
*Director:	Senji Miyake	General Manager of Tokai Regional Sale & Marketing Div.
Standing Statutory Auditor:	Motohiro Fujii	-
Standing Statutory Auditor:	Kenji Matsuo	-
Statutory Auditor:	Toyoshi Nakano	Director and Chairman of The Mitsubishi Trust and Banking Corporation
Statutory Auditor:	Hideo Yamamoto	Certified public accountant

(Notes) 1. Statutory Auditors Messrs. Toyoshi Nakano and Hideo Yamamoto are outside statutory auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.
2. The Directors marked with * newly assumed office as of March 28, 2002.
3. The following Directors retired as of March 28, 2002:

Senior Managing Director: (Representative Director)	Yoshio Enomoto
Managing Director:	Masao Mawatari
Managing Director:	Takeshi Ichimasa
Director:	Kenji Yamamoto
Director:	Toshiyuki Konno
Director:	Katsuhiko Yamada
Director:	Masaru Tomiuga
Director:	Masakazu Morito
Director:	Masanaga Sasaoka
Director:	Michio Suzuki

(8) Principal lenders, amount of loans and number of the Company's shares held by lenders:

Lender	Amount of loan	Company's shares held by lender and the ratio of voting rights	
	(millions of yen)	(thousand shares)	(%)
The Bank of Tokyo-Mitsubishi, Ltd.	13,800	36,942	3.9
Kirin Lease Co., Ltd.	12,000	-	-
The Meiji Mutual Life Insurance Company	10,000	44,697	4.7

(Notes) 1. The numbers of shares are shown by disregarding any fractions of 1,000 shares.
2. Kirin Lease Co., Ltd. extends loans to the companies of the Kirin Group.

(9) Important facts relating to the state of the Company which occurred subsequent to the closing of accounts:

There is nothing to be specially stated.

Attached document (2)

BALANCE SHEET

(As of December 31, 2002)

(millions of yen)

Assets

Current assets:		303,914
Cash		54,838
Notes receivable		2,088
Accounts receivable		178,193
Marketable securities		1,001
Merchandise and finished goods		10,648
Semi-finished goods		9,089
Raw materials and supplies		17,114
Short-term loans receivable		789
Other accounts receivable		18,482
Deferred income taxes		12,168
Other		3,826
Allowance for doubtful accounts	(-)	4,327
Fixed assets:		976,198
Tangible fixed assets		401,351
Buildings		120,449
Structures		18,514
Machinery and equipment		130,748
Vehicles		412
Tools		9,832
Land		113,263
Construction in progress		8,130
Intangible fixed assets		6,047
Leasehold rights		661
Utility rights		5,385

Investments and other assets	568,799
Investments in securities	381,817
Investments in subsidiaries	74,755
Long-term loans	16,765
Life insurance investments	34,985
Real estate in trust	3,729
Deferred income taxes	39,075
Other	21,033
Allowance for doubtful accounts	(-) 3,362
Total Assets	1,280,112
Liabilities	
Current liabilities:	302,888
Notes payable	592
Accounts payable	33,987
Short-term loans payable	17,500
Beer taxes payable	111,206
Other accounts payable	13,030
Consumption tax payable	9,549
Income tax payable	8,467
Accrued expenses	37,566
Deposits received	59,386
Deposits received for containers	1,545
Other	10,056
Long-term liabilities:	297,453
Bonds	110,000
Long-term debt	26,000
Deposits received	68,301
Reserve for employee retirement benefits	81,385
Reserve for retirement benefits for Directors and Statutory Auditors	1,414

Other	10,350
Total Liabilities	600,341
Shareholders' Equity	
Common stock:	102,045
Legal reserve:	96,380
Additional Paid-In Capital	70,868
Legal earned surplus	25,511
Retained earnings:	488,922
Transfer to reserve for special depreciation	217
Reserve for deferred gain on sale of property	14,631
Reserve for dividends	6,450
General reserve	406,367
Unappropriated retained earnings	61,255
(of which, net income for year)	(26,380)
Net unrealized holding gains on securities	6,050
Treasury stock	(-) 13,628
Total Shareholders' Equity	679,770
Total Liabilities and Shareholders' Equity	1,280,112

STATEMENT OF INCOME

(From January 1, 2002 to December 31, 2002)

		(millions of yen)
Ordinary Income and Expenses		
Operating income and expenses:		
Sales		999,920
Cost of sales	703,954	
Selling, General and Administrative Expenses	251,941	955,896
Operating income		**44,024**
Non-operating income and expenses:		
Non-operating income		
Interest and dividend income	10,176	
Return on funds in trust	210	
Miscellaneous income	4,839	15,226
Non-operating expenses		
Interest expenses	1,961	
Miscellaneous expenses	3,458	5,419
Ordinary income		**53,831**
Special Income and Expenses		
Special income:		
Gain on sale of fixed assets	1,923	
Reversal of provision for doubtful accounts	157	
Gain on sale of securities	243	2,324
Special expenses:		
Loss on sale and disposition of fixed assets	5,611	
Write-down of investment in securities	2,304	
Loss on devaluation of real estate in trust	3,352	11,268
Income before Income Taxes		**44,887**
Income Taxes (Current)		17,700
Income Taxes (Deferred)		807

Net income	**26,380**
Retained earnings brought forward from the prior fiscal	**40,750**
Dividends (interim)	**5,874**
Unappropriated retained earnings	**61,255**

SIGNIFICANT ACCOUNTING POLICIES

1. Investment in shares of subsidiaries and affiliates are valued at cost, determined by the moving average method. Other securities with fair market value are valued at fair market value, determined by market prices, etc. as of the close of the business term (revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.). Those without market value are valued at cost, determined by the moving average method.

2. Derivatives are valued at fair market value.

3. Merchandise, finished goods and semi-finished goods are valued at cost using the average method. Raw materials and supplies are valued at cost using the moving average method.

4. Depreciation of tangible fixed assets is calculated on the declining balance method except for buildings (excluding building fixtures) acquired on or after April 1, 1998, whose depreciation is calculated on the straight-line method.

5. Deferred assets are charged to expenses at the time of payment.

6. Criteria for computation of major allowances and reserves:

   Allowance for doubtful accounts:

   The Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific claims such as probable non-performing credits.

   Reserve for employee retirement benefits:

   The Company provides an amount payable at the end of the business term, based on estimated employee retirement benefit obligations and plan assets as of the end of the business term. Actuarial differences are treated as expenses from the next business term when such differences occur, based on a straight-line method for the period of 15 years.

   Reserve for retirement benefits for Directors and Statutory Auditors:

   The full estimated amount that would be payable calculated at the end of each year based upon the Company' s policy is accrued.

7. A deferred approach applies to hedge-accounting treatment, in principle. A periodic allocation approach may be applicable to forward exchange contracts if such forward exchange contracts meet the requirements thereof. A special approach may be applicable to interest swaps if such interest swaps meet the requirements thereof.

8. Consumption tax is excluded from each accounts which are subject to such tax.

Notes to Balance Sheet:

1. Amounts are stated by disregarding any fractions of ¥1 million.

2. Money debts due from and to subsidiaries:

Short-term money debts due from subsidiaries:	¥2,421 million
Long-term money debts due from subsidiaries:	¥8,777 million
Short-term money debts due to subsidiaries:	¥12,542 million
Long-term money debts due to subsidiaries:	¥140 million

3. Accumulated depreciation of tangible fixed assets: ¥527,983 million

4. Significant assets and liabilities denominated in foreign currencies:

Accounts receivable - other:	¥1,269 million	(U.S.$10,591 thousand)
Investments in securities:	¥205,902 million	(A$1,085,057 thousand, ₱28,154,838 thousand, €253,132 thousand, U.S.$12,677 thousand)
Investments in shares of subsidiaries:	¥39,795 million	(U.S.$224,873 thousand, €69,835 thousand)
Long-term loans:	¥8,041 million	(U.S.$60,600 thousand)
Accrued expenses:	¥2,397 million	(U.S.$19,992 thousand)

5. Assets deposited as collateral:

Buildings:	¥1,032 million
Land:	¥439 million
Investments in securities:	¥14 million

6. Employee retirement benefit accounting:

The reserve for employee retirement benefits at the end of the business term under review and the plan assets of the employee retirement benefit trust (excluding unrecognized actuarial differences) offset against the reserve are stated below:

(millions of yen)

	Retirement lump sum	Employees' Pension Fund	Tax-qualified pension plan	Total
Reserve for employee retirement benefits (before deducting plan assets of the employee retirement benefit trust)	64,450	16,606	5,589	86,647
Plan assets of the employee retirement benefit trust (excluding unrecognized actuarial differences)	-	5,261	-	5,261
Reserve for employee retirement benefits (after deducting plan assets of the employee retirement benefit trust)	64,450	11,345	5,589	81,385

7. Guarantee obligations: ¥34,697 million
(including ¥9,420 million of contingent liabilities similar to guarantee obligations)

8. Reserve for retirement benefits for Directors and Statutory Auditors is as stipulated in Article 287-2 of the Commercial Code of Japan.

9. Net income per share: ¥26.96
(calculated on the basis of the average of the total number of shares issued and outstanding during the term, minus the number of shares of treasury stock)

10. Dividend restriction:

Amount of net assets as stipulated in Article 290, paragraph 1, item 6 of the Commercial Code of Japan: ¥6,050 million

Notes to Statement of Income:

1. Amounts are stated by disregarding any fractions of ¥1 million.
2. Transactions with subsidiaries:

Sales:	¥6,776 million
Cost of sales:	¥33,867 million
Selling, general and administrative expenses:	¥34,572 million
Transactions other than business transactions:	¥20,827 million

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings	61,255,452,776
Reversal of reserve for special depreciation	52,540,254
Reversal of reserve for deferred income taxes on fixed assets	1,328,734,134
Total:	62,636,727,164

The above retained earnings are to be appropriated as follows:

Cash dividends paid	5,800,280,316
¥6 per share	
Bonuses to Directors and Statutory Auditors	149,158,000
(of which to Statutory Auditors)	(14,400,000)
Reserve for special depreciation	31,546,842
Reserve for deferred income taxes on fixed assets	624,977,121
General reserve	15,000,000,000
Total:	21,605,962,279
Retained earnings to be carried forward to the next year	41,030,764,885

(Notes) 1. On September 12, 2002, an interim dividend of ¥5,874,843,336 (¥6 per share) was paid.

2. i)Reversals of reserve for special depreciation and reserve for deferred income taxes on fixed assets and ii) reserves for special depreciation and deferred income taxes on fixed assets have been made as provided for in the Special Taxation Measures Law of Japan.

Copy of Account Auditors' Audit Report

AUDIT REPORT

February 14, 2003

Mr. Koichiro Aramaki
President
Kirin Brewery Company, Limited

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code relating to Audit, etc. of Stock Corporations", we have audited the balance sheet, statement of income, business report (to the extent it relates to accounting), and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 164th business term of Kirin Brewery Company, Limited (the "Company"), covering the term from January 1, 2002 to December 31, 2002. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts.

In making such our audit, we did so in accordance with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, regulations and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law.

Asahi & Co.

By Kenro Ishii (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Kenji Sakurai (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Takaya Abe (seal)
Certified Public Accountant
Representative Partner
Participating Partner

Copy of Board of Statutory Auditors' Audit Report

AUDIT REPORT

February 18, 2003

Mr. Koichiro Aramaki
President
Kirin Brewery Company, Limited

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 164th business term from January 1, 2002 to December 31, 2002, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by Statutory Auditors in outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports relating to the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and other business offices of the Company, required its subsidiaries to render reports relating to their business operations and whenever necessity arose, visited its subsidiary or subsidiaries to make investigation into the state of activities and property thereof. We also received from the Account Auditors reports on and accounts of their audit and examined the accounting documents and their accompanying detailed statements.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method, required Directors, etc. to render report on and made a full investigation into the state of the transaction in question, whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Account Auditors, Asahi & Co. are proper;
(2) That the business report fairly presents the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to

be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including those relating to the subsidiaries, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we find that there is no breach of duties on the part of the Directors.

(Note) Statutory Auditors Messrs. Toyoshi Nakano and Hideo Yamamoto are outside statutory auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations.

Board of Statutory Auditors
Kirin Brewery Company, Limited

Motohiro Fujii (seal)
Standing Statutory Auditor

Kenji Matsuo (seal)
Standing Statutory Auditor

Toyoshi Nakano (seal)
Statutory Auditor

Hideo Yamamoto (seal)
Statutory Auditor

Information Relating to Exercise of Voting Rights

1. Total number of voting rights of all the shareholders:

   945,305 voting rights

2. Propositions and information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 164th business term.

In giving a thought to operating results of this term and after taking into consideration the future management measures as well as stable dividends to the shareholders, management proposes the appropriation of retained earnings as set forth in the attached documents (page 32).

With regard to dividends, management proposes to pay an ordinary dividend of ¥6 per share. As a result, the annual dividend will amount to ¥12 per share, including an interim dividend of ¥6 per share.

Management proposes to pay bonuses of ¥149,158,000 to Directors and Statutory Auditors.

Proposition No. 2: Partial amendment to the Articles of Incorporation.

1. Reasons for the amendment:

(1) The "Law to Amend Part of the Commercial Code, etc." of Japan (Law No. 128 of 2001) and the "Law Concerning the Consolidation of Relevant Laws Accompanying the Enforcement of the Law to Amend Part of the Commercial Code, etc." of Japan (Law No. 129 of 2001) became effective as of April 1, 2002, which includes the allowing of the preparation of a register of shareholders and other corporate documents by electronic methods, the establishment of a system of rights to subscribe for new shares and the alteration of the provisions for convertible bonds, among other things. Accordingly, management proposes that required amendment be made to Articles 7, 8, 10 and 31 of the existing Articles of Incorporation of the Company and Article 33 be deleted.

(2) The "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan (Law No. 149 of 2001) became effective as of May 1, 2002, in accordance with which the term of office of a Statutory Auditor has been extended from 3 years to 4 years, among other things. Accordingly, management proposes that amendment be made to Article 25 of the existing Articles of Incorporation and a supplementary provision be established to provide for a transitional measure for the term of office of the Statutory Auditors in office.

(3) The "Law to Amend Part of the Commercial Code, etc." of Japan (Law No. 44 of 2002)

will become effective as of April 1, 2003, which creates a system to invalidate missing share certificates and relaxes the quorum requirement for a general meeting of shareholders to adopt a special resolution as provided for in Article 343 of the Commercial Code, among other things. Accordingly, management proposes that amendment be made to Articles 7 and 8 of the existing Articles of Incorporation, a new paragraph be established in Article 14 and a supplementary provision be established to provide that the said amendment and establishment shall become effective as of April 1, 2003 on which the said Law will become effective.

(4) As a means of management reforms, the Company will reorganize its Board of Directors and reduce the number of Directors. Simultaneously, with the aim of materializing swift decision-making, the Company will introduce a non-statutory executive officer system to define the separation of decision-making functions and business execution functions. Additionally, the Company will shorten the term of office of Directors to 1 year to further clarify responsibilities of management. Accordingly, management proposes that amendment be made to Articles 16 and 18 of the existing Articles of Incorporation and a supplementary provision be established to provide for a transitional measure for the term of office of the Directors in office. The amendment to Article 16 of the existing Articles of Incorporation shall become effective upon the close of this ordinary general meeting of shareholders.

2. Particulars of the amendment:

The existing Articles of Incorporation to be affected by the amendment and the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
Article 7. The denominations of share certificates, registration of a transfer of shares, registration of a pledge, indication of trust property, reissue of share certificates, entries in the register of beneficial shareholders, purchase of less-than-one-unit shares and other procedures relating to shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.	Article 7. The denominations of share certificates, registration of a transfer of shares, registration of a pledge, indication of trust property, reissue of share certificates, entries or recordation in the register of beneficial shareholders and the register of lost share certificates, purchase of less-than-one-unit shares and other procedures relating to shares and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors.
Article 8. The Company shall have a transfer agent with respect to shares. The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given thereof.	Article 8. The Company shall have a transfer agent with respect to shares. The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given thereof.

Existing Articles of Incorporation	Proposed amendment
The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) of the Company shall be kept at the business office of the transfer agent and the registration of a transfer of shares, registration of a pledge, indication of trust property, delivery of share certificates, acceptance of notifications, entries in the register of beneficial shareholders, purchase of less-than-one-unit shares and other business relating to shares shall be handled by the transfer agent and not by the Company.	The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) and the register of lost share certificates of the Company shall be kept at the business office of the transfer agent and the registration of a transfer of shares, registration of a pledge, indication of trust property, delivery of share certificates, acceptance of notifications, entries or recordation in the register of beneficial shareholders and the register of lost share certificates, purchase of less-than-one-unit shares and other business relating to shares shall be handled by the transfer agent and not by the Company.
Article 10. The Company shall treat the shareholders appearing in the final register of shareholders as of December 31 in each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders.	Article 10. The Company shall treat the shareholders appearing or recorded in the final register of shareholders as of December 31 in each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders.
If it is necessary, in addition to the case of the preceding paragraph or other cases provided for in the Articles of Incorporation, the Company may, upon giving prior public notice, set a certain date and treat the shareholders or the registered pledgees appearing in the register of shareholders as of such date as the shareholders or the pledgees entitled to exercise their rights as such.	If it is necessary, in addition to the case of the preceding paragraph or other cases provided for in the Articles of Incorporation, the Company may, upon giving prior public notice, set a certain date and treat the shareholders or the registered pledgees appearing or recorded in the register of shareholders as of such date as the shareholders or the pledgees entitled to exercise their rights as such.
Article 14. Unless otherwise provided for in laws, ordinances or the Articles of Incorporation, resolution of a general meeting of shareholders shall be adopted by a majority of the shareholders present.	Article 14. Unless otherwise provided for in laws, ordinances or the Articles of Incorporation, resolution of a general meeting of shareholders shall be adopted by a majority of the shareholders present.
(To be established)	Resolution of a general meeting of shareholders as provided for in Article 343 of the Commercial Code shall be adopted, at such meeting at which shareholders holding one-third (1/3) or more of the voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
Article 16. The Company shall have not more than 35 Directors.	Article 16. The Company shall have not more than 20 Directors.

Existing Articles of Incorporation	Proposed amendment
Article 18. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within 2 years after their assumption of office; provided, however, that the term of office of Directors elected to fill the vacancies created by the retirement of Directors before expiration of their term of office shall expire at such time as the term of office of the retired Directors would have expired.	Article 18. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within 1 year after their assumption of office; provided, however, that the term of office of Directors elected to fill the vacancies created by the retirement of Directors before expiration of their term of office shall expire at such time as the term of office of the retired Directors would have expired.
Article 25. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within 3 years after their assumption of office; provided, however, that the term of office of Statutory Auditors elected to fill the vacancies created by the retirement of Statutory Auditors before expiration of their term of office shall expire at such time as the term of office of the retired Statutory Auditors would have expired.	Article 25. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within 4 years after their assumption of office; provided, however, that the term of office of Statutory Auditors elected to fill the vacancies created by the retirement of Statutory Auditors before expiration of their term of office shall expire at such time as the term of office of the retired Statutory Auditors would have expired.
Article 31. The profit for each business year shall be appropriated with the resolution of the general meeting of shareholders and dividends shall be paid to the shareholders or registered pledgees appearing in the final register of shareholders as of the last day of each business year. By resolution of the Board of Directors, the Company may make cash distribution as provided for in Article 293-5 of the Commercial Code (hereinafter referred to as "interim dividend(s)") to the shareholders or registered pledgees appearing in the final register of shareholders as of June 30 of each year.	Article 31. The profit for each business year shall be appropriated with the resolution of the general meeting of shareholders and dividends shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of the last day of each business year. By resolution of the Board of Directors, the Company may make cash distribution as provided for in Article 293-5 of the Commercial Code (hereinafter referred to as "interim dividend(s)") to the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of June 30 of each year.
Article 33. The first dividend and Interim Dividend on shares issued upon conversion of convertible bonds shall be paid on the assumption that the conversion took place on January 1 if the conversion request is made from January 1 to June 30 and on July 1, if the conversion request is made from July 1 to December 31.	(To be deleted)

Existing Articles of Incorporation	Proposed amendment
(To be established)	Supplementary Provisions Article 1. Amendment to Article 7 and Article 8, paragraph 3 concerning the register of lost share certificates and Article 14, paragraph 2 of these Articles of Incorporation shall become effective as of April 1, 2003. Article 2. Notwithstanding the provision of Article 18 of these Articles of Incorporation, with regard to the term of office of the Directors in office prior to the close of the ordinary general meeting of shareholders relating to the closing of accounts for the year ended December 31, 2002, "within one (1) year after their assumption of office" as set forth in Article 18 shall be read as "within two (2) years after their assumption of office." Article 3. Notwithstanding the provision of Article 25 of these Articles of Incorporation, with regard to the term of office of the Statutory Auditors in office prior to the close of the ordinary general meeting of shareholders relating to the closing of accounts for the year ended December 31, 2002, "within four (4) years after their assumption of office" as set forth in Article 25 shall be read as "within three (3) years after their assumption of office."

Proposition No. 3: Acquisition by the Company of its own shares.

To allow management to execute management measures, including financial policies, with agility in quick response to changing economic conditions, the shareholders are requested to approve that the Company acquire up to 20,000,000 ordinary shares of the Company for the aggregate acquisition price of up to ¥20 billion during the period from the close of this ordinary general meeting to the close of the next ordinary general meeting, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No. 4: Election of 5 Directors.

Simultaneously upon the close of this ordinary general meeting, the term of office as Directors of Messrs. Yoshiyuki Morioka, Hideo Chida, Takeshi Shigenaga, Shozo Sawada, Kenjiro Hata, Satoru Kishi, Yuji Tateishi, Sumiyoshi Kito, Minoru Murakami, Akira Negami and Katsuhiko Asano, 11 in all, will expire and Directors Messrs. Kouhei Fukami, Toshihiko

Hagihara, Hideo Fujisawa, Kazuyasu Kato, Kiyoaki Nakazawa, Takeshi Shimazu, Kenichiro Kanegae, Kazuhiro Satoh and Senji Miyake, nine in all, will resign from the office of Directors.

As stated in the reasons for the amendment in Proposition No.2 herein, as a means of management reforms, the Company will reorganize its Board of Directors and introduce a non-statutory executive officer system.

The shareholders are requested to elect five Directors.

Each Candidates for Directors are as follows:

Each Candidates for Directors:

A: Candidate No.
B: Name (Date of birth)
C: Brief personal history [representation of other companies]
D: Number of shares of the Company held by Candidate

A: 1.

B: Yoshiyuki Morioka (March 15, 1941)

C:

April 1963:	Joined Kirin Brewery Company, Limited
July 1989:	General Manager of Hiroshima Brewery
March 1994:	General Manager of Niigata Regional Head Office
March 1995:	Director and General Manager of Niigata Regional Head Office
March 1996:	Director and General Manager of Production & Quality Control Dept., Production Div.
March 1998:	Managing Director and General Manager of Production & Quality Control Dept., Production Div.
March 2000:	Senior Managing Director and President of Production Div.
March 2001:	Senior Managing Director and Representative Director, and President of Production Div. (which office he holds now)

D: 19,000 shares

A: 2.

B: Takeshi Shigenaga (March 14, 1944)

C:

April 1967:	Joined Kirin Brewery Company, Limited
March 1996:	General Manager of Secretary Section
November 1998:	General Manager of Secretary Section and General Manager of General Affairs Dept.
March 1999:	Director, General Manager of Secretary Section and General Manager of General Affairs Dept.

January 2001:	Director and General Manager of General Affairs Dept.
March 2002:	Managing Director and General Manager of Kinkiken Regional Sale & Marketing Div. (which office he holds now)

D: 16,205 shares

A: 3.

B: Shozo Sawada (August 8, 1943)

C:

April 1967:	Joined Kirin Brewery Company, Limited
March 1996:	General Manager of Affiliated Companies Dept.
March 1998:	General Manger of General Affairs Dept.
November 1998:	General Manager of Personnel Dept.
March 1999:	Director and General Manager of Personnel Dept.
March 2002:	Managing Director and President of Logistics Div. (which office he holds now)

D: 15,000 shares

A: 4.

B: Kenjiro Hata (July 27, 1928)

C:

May 1954:	Joined The Meiji Mutual Life Insurance Company
April 1990:	President and Representative Director of The Meiji Mutual Life Insurance Company
April 1998:	Chairman and Representative Director of The Meiji Mutual Life Insurance Company (which office he holds now)
March 1999:	Director of Kirin Brewery Company, Limited (which office he holds now)
	[Chairman and Representative Director of The Meiji Mutual Life Insurance Company]

D: 5,000 shares

A: 5.

B: Satoru Kishi (March 29, 1930)

C:

April 1953:	Joined The Mitsubishi Bank Limited
February 1992:	Executive Vice President and Representative Director of The Mitsubishi Bank Limited
April 1996:	Executive Vice President and Representative Director of The Bank of

	Tokyo-Mitsubishi, Ltd.
January 1998:	President and Representative Director of The Bank of Tokyo-Mitsubishi, Ltd.
March 1999:	Director of Kirin Brewery Company, Limited (which office he holds now)
June 2000:	Chairman and Representative Director of The Bank of Tokyo-Mitsubishi, Ltd.
June 2002:	Counselor of The Bank of Tokyo-Mitsubishi, Ltd. (which office he holds now)

D: 0 share

(Note) Mr. Kenjiro Hata is the Chairman and Representative Director of The Meiji Mutual Life Insurance Company, with which the Company has dealings, including loans to the Company and the entrustment of the management of its pension funds.

<u>Proposition No. 5</u>: Election of 3 Statutory Auditors.

Simultaneously upon the close of this ordinary general meeting, the term of office as Statutory Auditors of Messrs. Motohiro Fujii, Kenji Matsuo and Toyoshi Nakano will expire.

Hence, the shareholders are requested to elect three Statutory Auditors.

The Board of Statutory Auditors has consented to this proposition.

Each Candidates for Statutory Auditors are as follows:

<u>Each Candidates for Statutory Auditors</u>:

A: Candidate No.
B: Name (Date of birth)
C: Brief personal history [representation of other companies]
D: Number of shares of the Company held by Candidate

A: 1.

B: Tadahisa Kono (November 14, 1944)

C:

April 1967:	Joined Kirin Brewery Company, Limited
March 1996:	President and Representative Director of Kirin Techno-System Corp.
March 2001:	General Manager of Internal Audit Dept. (which office he holds now)

D: 7,000 shares

A: 2.

B: Motokazu Fujita (September 16, 1947)

C: April 1970: Joined Kirin Brewery Company, Limited
April 1996: Deputy General Manager of Osaka Regional Head Office
March 2000: General Manager of Information System Dept. (which office he holds now)

D: 1,050 shares

A: 3.

B: Toyoshi Nakano (December 16, 1935)

C: April 1959: Joined The Mitsubishi Trust and Banking Corporation
June 1993: Executive Vice President and Representative Director of The Mitsubishi Trust and Banking Corporation
June 1995: President and Representative Director of The Mitsubishi Trust and Banking Corporation
June 1999: Chairman and Representative Director of The Mitsubishi Trust and Banking Corporation (which office he holds now)
March 2000: Statutory Auditor of Kirin Brewery Company, Limited (which office he holds now)

[Chairman and Representative Director of The Mitsubishi Trust and Banking Corporation]

D: 0 share

(Notes) 1. Mr. Toyoshi Nakano is the Chairman and Representative Director of The Mitsubishi Trust and Banking Corporation, with which the Company has dealings, including loans to the Company, guarantees of its obligations and the entrustment of the management of its pension funds.

2. Mr. Toyoshi Nakano is a candidate for outside statutory auditor as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

Proposition No. 6: Revision of remuneration for Directors.

The amount of remuneration for Directors of the Company has been fixed since a

resolution was adopted at its 153rd ordinary general meeting of shareholders held on March 27, 1992 to fix such amount "within ¥68 million per month" excluding salaries as employees of Directors concurrently serving as employees. In consideration of the number of Directors to be reduced and other circumstances, management hereby proposes to revise the amount to "within ¥50 million per month" and provide that the remuneration limit shall not include salaries as employees of Directors concurrently serving as employees, as currently stipulated.

The Company currently has 25 Directors. Upon the approval of Proposition No. 4, the Company will have 10 Directors.

Proposition No. 7: Granting of retirement payments to retiring Directors and retiring Statutory Auditors.

Management proposes that retirement payments be granted to Directors, Messrs. Hideo Chida, Kouhei Fukami, Yuji Tateishi, Sumiyoshi Kito, Minoru Murakami, Akira Negami, Toshihiko Hagihara, Hideo Fujisawa, Kazuyasu Kato, Kiyoaki Nakazawa, Katsuhiko Asano, Takeshi Shimazu, Kenichiro Kanegae, Kazuhiro Satoh and Senji Miyake, and Statutory Auditors, Messrs. Motohiro Fujii and Kenji Matsuo, who will retire simultaneously upon the close of this ordinary general meeting, in appreciation of the distinguished services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that the determination of the actual amount, time, method of presentation and other items be entrusted to the Board of Directors in respect of the retiring Directors and consultation among the Statutory Auditors in respect of the retiring Statutory Auditors, respectively.

The personal histories of the Directors and Statutory Auditors related with this proposition are as follows:

Name	Personal history
Hideo Chida	March 1995: Director March 1999: Managing Director (which office he holds now)
Kouhei Fukami	March 1998: Director March 2000: Managing Director (which office he holds now)
Yuji Tateishi	March 1999: Director (which office he holds now)
Sumiyoshi Kito	March 1999: Director (which office he holds now)
Minoru Murakami	March 1999: Director (which office he holds now)
Akira Negami	March 1999: Director (which office he holds now)
Toshihiko Hagihara	March 2000: Director (which office he holds now)
Hideo Fujisawa	March 2000: Director (which office he holds now)
Kazuyasu Kato	March 2000: Director (which office he holds now)
Kiyoaki Nakazawa	March 2000: Director (which office he holds now)
Katsuhiko Asano	March 2001: Director (which office he holds now)

Name	Personal history
Takeshi Shimazu	March 2002: Director (which office he holds now)
Kenichiro Kanegae	March 2002: Director (which office he holds now)
Kazuhiro Satoh	March 2002: Director (which office he holds now)
Senji Miyake	March 2002: Director (which office he holds now)
Motohiro Fujii	March 2000: Standing Statutory Auditor (which office he holds now)
Kenji Matsuo	March 2000: Standing Statutory Auditor (which office he holds now)

- E N D -

(For reference)

CONDENSED CONSOLIDATED BALANCE SHEET

(As of December 31, 2002)

(100 millions of yen)

Assets	
Current assets:	5,235
Cash	1,081
Notes and accounts receivable	2,691
Marketable securities	20
Inventories	839
Other	603
Fixed assets:	12,205
Tangible fixed assets	6,093
Buildings and structures	1,890
Machinery, equipment and vehicles	1,906
Land	1,663
Construction in progress	132
Other	499
Intangible fixed assets	1,521
Investments and other assets	4,590
Total Assets	17,441

Liabilities	
Current liabilities:	4,611
Notes and accounts payable	986
Short-term bank loans	478
Beer taxes payable	1,136
Other	2,010
Long-term liabilities:	4,393
Bonds	1,299
Long-term debt	1,051
Reserve for employee retirement benefits	954
Other	1,088
Total Liabilities	9,004
Minority Interests	744
Shareholders' Equity	
Common stock	1,020
Additional Paid-In Capital	708
Revaluation variance for Land	(-)16
Retained Earnings	6,307
Net unrealized holding gains on securities	61
Foreign currency translation adjustments	(-)253
Treasury stock	(-)136
Total Shareholders' Equity	7,692
Total Liabilities, Minority Interests and Shareholders' Equity	17,441

Notes. 1. Amounts are stated by disregarding any fractions of ¥0.1 billion.

2. Accumulated depreciation of tangible fixed assets amounted to ¥753.5 billion.

(For reference)

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(From January 1, 2002 to December 31, 2002)

(100 millions of yen)

Sales		15,832
Cost of sales	10,001	
Selling, General and Administrative Expenses	4,932	14,934
Operating income		**897**
Non-operating income:		
Interest and dividend income	37	
Other	64	102
Non-operating expenses:		
Interest expense	89	
Other	66	155
Income before special items and Income Taxes		**844**
Special income		45
Special expenses		144
Income before Income Taxes and Minority Interests		**745**
Income Taxes (Current)	370	
Income Taxes (Deferred)	(-)8	362
Minority Interests		57
Net income		**325**

(Note) Amounts are stated by disregarding any fractions of ¥0.1 billion.

- END -